

Mail Stop 3720

June 3, 2016

I. Andrew Weeraratne
Chief Executive Officer
NGFC Equities, Inc.
45 Almeria Avenue
Coral Gables, Florida 33134

> **Re:** **NGFC Equities, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 25, 2016**
> **File No. 333-210436**

Dear Weeraratne:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise indicated, our references to prior comments are to comments in our May 13, 2016 letter.

General

1.   We note that in response to our comment 2 that you have revised your risk factors to indicate that you will repay the promissory note issued to the investor with existing funds and future cash proceeds. However, later in your registration statement, at page 13, you state that the promissory note was executed in connection with the equity purchase agreement. Please revise your disclosure to include a representation that (i) you have the ability to repay the promissory note without recourse to the monies received or to be received under the equity purchase agreement and (ii) the amount of indebtedness will not be reduced or relieved by the issuance of shares under the equity purchase agreement.

I. Andrew Weeraratne
NGFC Equities, Inc.
June 3, 2016
Page 2

<u>Investment Company Status</u>

2.   The staff of the Division of Investment Management has reviewed your response to prior comment 7 and asks that you provide the following additional information:

   a.   With respect to the Form 8-K about the NGLP transaction, filed on May 23, 2016, what assets and operations exactly were spun off?

   b.   Prior to the spinoff, which was effective May 31, 2016, did NGFC have any kind of security or ownership interest in NGLP?

   c.   If not, please explain how NGFC spun off an entity in which it has no ownership interest?

   d.   What did NGFC give to its shareholders in connection with the NGLP spinoff?

   e.   Why was/is NGLP consolidated on NGFC's financial statements?

   f.   Please describe the advisory relationship between NGFC and NGLP both before and after the spinoff. In addition to other information necessary to explain the relationship, please indicate what compensation NGLP provided NGFC for serving as general partner.

   g.   Will NGFC be entitled to 30% of NGLP limited partnership distributions and gains going forward?

   h.   What consideration was provided in connection with Mr. Weeraratne taking over as general partner of NGLP?

   i.   How will Mr. Weeraratne be compensated as general partner of NGLP?

   j.   Does NGFC have any kind of security or ownership interest in NGLP now, post-spinoff (e.g., does NGFC hold any limited partnership interest in NGLP)?

   k.   Has NGLP been in compliance with the requirements of Section 3(c)(1) of the Investment Company Act both before and after the spinoff? Please include an explanation with your response indicating how NGLP complied with the referenced code section or why the company did not comply.

   l.   Now that the spinoff is effective, will NGFC update the explanation of its relationship to NGLP in its public disclosure (e.g., registration statement, the company's website, etc.)?

Prospectus Summary, page 1

NGFC Limited Partnership, page 3

3.   You disclose that the limited partners of NGLP have the option to convert 100% of their capital to NGFC shares by March 17, 2017. Please disclose the material terms of this option and the total number of NGFC shares that could be issued.

Security Ownership of Certain Beneficial Owners and Management, Page 45

4.   We note that you have two classes of voting securities consisting of Class A common stock and Class B common stock. Please provide beneficial ownership disclosure for each class of your voting securities. Refer to Item 403(a) of Regulation S-K. Furthermore, since your Class B common stock has 10 votes per share, please add a column to your beneficial ownership table showing the total voting control held by each person listed in the table.

5.   Please confirm that you have included in the beneficial ownership table the shares of NGFC that limited partners of NGLP may acquire upon conversion of their capital in NGLP. If not, please explain why they are not included. Refer to Item 403 of Regulation S-K and Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

        Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications